UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Hyperfine, Inc.
(Name of Issuer)

Class A common stock
(Title of Class of Securities)

44916K106
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons HC Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,534,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,534,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,534,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.8%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents 5,534,000 Class A Shares held directly by HC Sponsor LLC and 1,000,000 Class A Shares held directly by the HC Affiliates.

(2) Calculated based on 55,277,061 Class A Shares outstanding as of December 31, 2021, as reported on the Issuer’s final prospectus filed pursuant to Rule 424(b)(3) with the SEC on February 1, 2022.

1.	Names of Reporting Persons HealthCor Group, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,534,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,534,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,534,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.8%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents 5,534,000 Class A Shares held directly by HC Sponsor LLC and 1,000,000 Class A Shares held directly by the HC Affiliates.

(2) Calculated based on 55,277,061 Class A Shares outstanding as of December 31, 2021, as reported on the Issuer’s final prospectus filed pursuant to Rule 424(b)(3) with the SEC on February 1, 2022.

1.	Names of Reporting Persons Arthur Bruce Cohen
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,534,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,534,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,534,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.8%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 5,534,000 Class A Shares held directly by HC Sponsor LLC and 1,000,000 Class A Shares held directly by the HC Affiliates.

(2) Calculated based on 55,277,061 Class A Shares outstanding as of December 31, 2021, as reported on the Issuer’s final prospectus filed pursuant to Rule 424(b)(3) with the SEC on February 1, 2022.

1.	Names of Reporting Persons Joseph Patrick Healey
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,534,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,534,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,534,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.8%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 5,534,000 Class A Shares held directly by HC Sponsor LLC and 1,000,000 Class A Shares held directly by the HC Affiliates.

(2) Calculated based on 55,277,061 Class A Shares outstanding as of December 31, 2021, as reported on the Issuer’s final prospectus filed pursuant to Rule 424(b)(3) with the SEC on February 1, 2022.

Item 1(a).	Name of Issuer
Hyperfine, Inc.
Item 1(b).	Address of the Issuer’s Principal Executive Offices
351 New Whitfield Street Guilford, CT 06437
Item 2(a).	Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)            HC Sponsor LLC

(ii)           HealthCor Group, LLC

(iii)          Arthur Bruce Cohen

(iv)          Joseph Patrick Healey

Item 2(b).	Address of the Principal Business Office, or if none, Residence:
55 Hudson Yards, 28th Floor New York, NY 10001
Item 2(c).	Citizenship
See responses to Item 4 on each cover page.
Item 2(d).	Title of Class of Securities
Class A common stock
Item 2(e).	CUSIP Number
44916K106
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.

Item 4.

Ownership

(a)          Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)          Percent of Class:
See responses to Item 11 on each cover page.

(c)          Number of shares as to which the Reporting Person has:

(i)           Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)          Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)         Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)         Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

HC Sponsor LLC (the “Sponsor”) directly holds 5,534,000 Class A Shares (the “Founder Shares”) and entities affiliated with the Sponsor (the “HC Affiliates”) directly hold 1,000,000 Class A Shares (the “PIPE Shares”). The Sponsor is managed by its manager, HealthCor Sponsor Investments LLC, which is managed by its manager, HealthCor Group, LLC, which also indirectly manages the HC Affiliates. Arthur Cohen and Joseph Healey are the controlling members of HealthCor Group, LLC. As such, Messrs. Cohen and Healey have voting and investment discretion with respect to the securities held by each of HC Sponsor LLC and the HC Affiliates but disclaim beneficial ownership of such securities. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement.
Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

HC Sponsor LLC

By:	/s/ Christine Clarke
Name:	Christine Clarke
Title:	Authorized Signatory

HealthCor Group, LLC

By:	/s/ Christine Clarke
Name:	Christine Clarke
Title:	Authorized Signatory

/s/ Arthur B. Cohen
Arthur B. Cohen

/s/ Joseph P. Healey
Joseph P. Healey

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of February 14, 2022 by and among HC Sponsor LLC, HealthCor Group, LLC, Arthur B. Cohen and Joseph P. Healey

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A common stock, $0.0001 par value per share, of Hyperfine, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

HC Sponsor LLC

By:	/s/ Christine Clarke
Name:	Christine Clarke
Title:	Authorized Signatory

HealthCor Group, LLC

By:	/s/ Christine Clarke
Name:	Christine Clarke
Title:	Authorized Signatory

/s/ Arthur B. Cohen
Arthur B. Cohen

/s/ Joseph P. Healey
Joseph P. Healey